Filed Pursuant to Rule 424(b)(3)

Registration No. 333-296206

PROSPECTUS SUPPLEMENT NO. 2

(To the Prospectus dated June 1, 2026)

SUNPOWER INC.

Up to 39,534,884 Shares of Common Stock

This prospectus supplement supplements the prospectus dated June 1, 2026 (as amended or supplemented, the “prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-296206). This prospectus supplement is being filed to update and supplement the information in the prospectus with the information contained in (the “Supplemental Information”) our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2026 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement with respect to the Supplemental Information.

The prospectus and this prospectus supplement relate to the registration of the resale or other disposition of up to 39,534,884 shares of our common stock by YA II PN, LTD (“Yorkville”). Yorkville is also referred to in the prospectus and this prospectus supplement as the Selling Securityholder. The shares of our common stock to which the prospectus and this prospectus supplement relate have been or may be issued by us to Yorkville (i) pursuant to a standby equity purchase agreement, dated as of January 27, 2026, by and between us and Yorkville (the “SEPA”), and (ii) upon conversion of a convertible debenture issued by us on March 6, 2026 to Yorkville (the “YA Debenture”). Such shares of common stock include (i) up to 25,000,000 shares of common stock that we may, at our discretion, elect to issue and sell to Yorkville from time to time after the date of the prospectus and this prospectus supplement pursuant to the SEPA (the “SEPA Shares”) and (ii) up to 14,534,884 shares of common stock that may be issued to Yorkville upon conversion by Yorkville of the YA Debenture (the “Debenture Shares” and, collectively with the Conversion Shares, the “Offered Securities”).

We are not selling any securities under the prospectus and this prospectus supplement and will not receive any of the proceeds from the sale of our common stock by the Selling Securityholder. Prior to the date of the prospectus and this prospectus supplement, we received (i) proceeds of $1,710,000 in connection with our sale and issuance to Yorkville on January 27, 2026 of a convertible promissory note in the aggregate principal amount of $1,900,000 as a pre-paid advance under the SEPA and (ii) proceeds of $9,000,000 from the issuance and sale by us to Yorkville of the YA Debenture; and we may receive proceeds from sales of common stock that we may elect to make to Yorkville pursuant to the SEPA, if any, from time to time after the date of the prospectus and this prospectus supplement. The net proceeds from sales, if any, under the SEPA, will depend on the frequency and prices at which we sell shares of common stock to Yorkville after the date of the prospectus and this prospectus supplement. See “PROSPECTUS SUMMARY - The Standby Equity Purchase Agreement” on page 4 of the prospectus for a description of the SEPA and YA Debenture and “SELLING SECURITYHOLDER” on page 109 of the prospectus for additional information regarding the Selling Securityholder.

The Selling Securityholder may sell or otherwise dispose of the common stock described in the prospectus and this prospectus supplement in a number of different ways and at varying prices. Yorkville is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), only with respect to advances under the SEPA (“Advances”), and any profits on the sales of shares of our common stock by Yorkville acquired under the SEPA and any discounts, commissions, or concessions received by Yorkville are deemed to be underwriting discounts and commissions under the Securities Act. If any underwriters, dealers, or agents are involved in the sale of any of the securities, their names and any applicable purchase price, fee, commission, or discount arrangement between or among them will be set forth, or will be calculable from the information set forth, in any applicable prospectus supplement. Yorkville is not an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act with respect to the shares of our common stock issuable to Yorkville upon conversion by Yorkville of the YA Debenture. We will pay the expenses incurred in registering under the Securities Act the offer and sale of the shares of the common stock to which the prospectus and this prospectus supplement relate by the Selling Securityholder, including our legal and accounting fees. See “Plan of Distribution” on page 124 of the prospectus for more information. No securities may be sold without delivery of the prospectus and this prospectus supplement and any applicable prospectus supplement describing the method and terms of the offering of such securities. You should carefully read the prospectus and this prospectus supplement and any applicable prospectus supplement before you invest in our securities.

We engaged Northland Capital Markets (“Northland”) as our placement agent in connection with the SEPA. We have agreed to pay Northland a cash fee of 5.0% based upon the aggregate gross proceeds received from the sales of convertible promissory notes and common stock that we elect to make to Yorkville pursuant to the SEPA. See “Plan of Distribution” on page 124 of the prospectus for additional information regarding this arrangement.

Shares of our common stock are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “SPWR”. On July 6, 2026, the closing price of our common stock was $0.6002.

This prospectus supplement should be read in conjunction with the prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements. The prospectus and this prospectus supplement comply with the requirements that apply to an issuer that is an emerging growth company.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 12 of the prospectus, and under similar headings in any amendments or supplements to the prospectus and this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of the prospectus and this prospectus supplement. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated July 7, 2026

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2026

SunPower Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40117	93-2279786
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

45700 Northport Loop East, Fremont, CA	94538
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (510) 270-2507

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	SPWR	The Nasdaq Global Market

Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	SPWRW	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.02. Departure of Directors of Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment of Chief Financial Officer and Principal Financial Officer

SunPower Inc (the “Company”) has appointed Tom Kowalczuk as the Company’s Chief Financial Officer and Principal Financial Officer, effective June 30, 2026.

Mr. Kowalczuk, age 43, has more than 20 years of finance and accounting experience. Before joining the Company, Mr. Kowalczuk served as Chief Financial Officer of Bespoken Spirits from February 2025 until June 2026, and prior to that as Vice President of Finance of Bespoken Spirits from March 2024 until February 2025. Prior to Bespoken Spirits, Mr. Kowalczuk served as Director of Supply Chain FP&A for the USA and Canada at Campari February 2023 until March 2024, overseeing FP&A and operational finance support across U.S. and Canadian manufacturing and supply chain operations. Prior to Campari, Mr. Kowalczuk held roles of increasing responsibility at Beam Suntory from 2008 to 2023, most recently serving as Finance Business Partner Manufacturing Excellence, supporting multi-site manufacturing operations representing more than $2 billion in annual revenue. Mr. Kowalczuk holds a Master of Business Administration from the University of Chicago Booth School of Business and a double major in Accounting and Finance from Northeastern Illinois University.

On June 26, 2026, the Company entered into an offer letter (the “Offer Letter”) with Mr. Kowalczuk in connection with his employment as Chief Financial Officer. Pursuant to the Offer Letter, Mr. Kowalczuk will have an annual base salary of $400,000 and an annual target bonus opportunity of 50% of his base salary. Mr. Kowalczuk will be granted 1,000,000 restricted stock units (“RSUs”) as an employment inducement award under applicable Nasdaq rules, of which the first 20% of the RSUs will be subject to a 12-month "cliff" vesting provision and with the remainder vesting ratably on an annual basis over the course of the following four years.

No arrangement or understanding exists between Mr. Kowalczuk and any other person pursuant to which Mr. Kowalczuk was selected to serve as the Company’s Chief Financial Officer and its Principal Financial Officer.

There are no family relationships between Mr. Kowalczuk and any director or executive officer of the Company that would be required to be disclosed pursuant to Item 401(d) of Regulation S-K, and there are no transactions involving Mr. Kowalczuk that would be required to be disclosed pursuant to Item 404(a) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SunPower Inc.
Dated: July 7, 2026
	By:	/s/ Thurman J. Rodgers
Thurman J. Rodgers
Chief Executive Officer

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